Exhibit 99.6

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : 33 (1) 47 44 58 53

Fax : 33 (1) 47 44 58 24

Bertrand DE LA NOUE

Martin DEFFONTAINES

Karine KACZKA

Laurent KETTENMEYER

Matthieu GOT

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 896 359 120 euros

542 051 180 R.C.S. Nanterre

www.total.com

Paris, July 29, 2011

Second quarter and first half 2011 results

	2Q11	Change vs 2Q10	1H11	Change vs 1H10
Adjusted net income[1]

- in billion euros (B€)	2.8	-6%	5.9	+12%
- in billion dollars (B$)	4.0	+7%	8.3	+19%

- in euros per share	1.24	-6%	2.62	+12%
- in dollars per share	1.78	+6%	3.67	+18%

Net income (Group share) (B€)	2.7	-12%	6.7	+17%

Net-debt-to-equity ratio of 24.3% at June 30, 2011

Hydrocarbon production of 2,311 kboe/d in 2Q 2011

Interim dividend for 2Q11 of 0.57 € per share payable in December 2011[2]

Commenting on the results, Chairman and CEO Christophe de Margerie said :

« The combination of sustained global demand and geopolitical troubles increased tensions in the oil market during the second quarter. In this environment, Total continued to develop and rebalance its portfolio in accordance with its commitment to sustainable growth.

The net result for the quarter increased by 7% in dollars compared to the second quarter 2010, reflecting the benefit of a more favorable environment, which more than offset the negative impacts of portfolio changes, higher maintenance, shutdowns in Libya, and continued weak refining margins in Europe.

Exploration success in Bolivia and Angola, a new permit in Qatar, a larger stake for Total in the Tempa Rossa field in Italy, entry into shale gas concessions in Poland and the launch of two offshore projects in Norway open new perspectives for growth. In addition, the acquisition of California-based SunPower delivers on the commitment to new energies, placing Total among the world leaders in the fast-growing solar sector. At the same time, the Group finalized agreements to sell several non-core assets, including its interest in the Gassled pipeline network in Norway and the bulk of its UK marketing assets.

With a strong balance sheet and a dynamic pace of execution in all of the Group’s segments, Total begins the second half of 2011 very confident in its outlook for profitable growth to benefit all of its stakeholders »

1 Adjusted results defined on page 2 - dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period : 1.4391 $/€ for the 2nd quarter 2011, 1.2708 $/€ for the 2nd quarter 2010, 1.3680 $/€ for the 1st quarter 2011, 1.4032 $/€ for the 1st half 2011 and 1.3268 $/€ for the 1st half 2010.

2 The ex-dividend date for the interim dividend will be December 19, 2011 and the payment date will be December 22, 2011.

— Key figures3

2Q11	1Q11	2Q10	2Q11 vs 2Q10	in millions of euros except earnings per share and number of shares	1H11	1H10	1H11 vs 1H10
45,009	46,029	41,329	+9%	Sales	91,038	78,932	+15%
5,896	6,369	5,461	+8%	Adjusted operating income from business segments	12,265	9,967	+23%
2,901	3,363	2,960	-2%	Adjusted net operating income from business segments	6,264	5,243	+19%
2,457	2,849	2,203	+12%	• Upstream	5,306	4,174	+27%
197	276	483	-59%	• Downstream	473	638	-26%
247	238	274	-10%	• Chemicals	485	431	+13%
2,794	3,104	2,961	-6%	Adjusted net income	5,898	5,257	+12%
1.24	1.38	1.32	-6%	Adjusted fully-diluted earnings per share (euros)	2.62	2.34	+12%
2,255.5	2,251.1	2,242.5	+1%	Fully-diluted weighted-average shares (millions)	2,252.3	2,242.6	—
2,726	3,946	3,101	-12%	Net income (Group share)	6,672	5,714	+17%
7,570	5,683	3,446	X2.2	Investments[4]	13,253	7,155	+85%
1,338	663	850	+57%	Divestments	2,001	1,898	+5%
6,232	5,020	2,596	X2.4	Net investments	11,252	5,257	X2.1
5,064	5,714	4,942	+2%	Cash flow from operations	10,778	10,202	+6%
4,675	4,945	5,250	-11%	Adjusted cash flow from operations	9,620	8,989	+7%

2Q11	1Q11	2Q10	2Q11 vs 2Q10	in millions of dollars [5] except earnings per share and number of shares	1H11	1H10	1H11 vs 1H10
64,772	62,968	52,521	+23%	Sales	127,745	104,727	+22%
8,485	8,713	6,940	+22%	Adjusted operating income from business segments	17,210	13,224	+30%
4,175	4,601	3,762	+11%	Adjusted net operating income from business segments	8,790	6,956	+26%
3,536	3,897	2,800	+26%	• Upstream	7,445	5,538	+34%
284	378	614	-54%	• Downstream	664	846	-22%
355	326	348	+2%	• Chemicals	681	572	+19%
4,021	4,246	3,763	+7%	Adjusted net income	8,276	6,975	+19%
1.78	1.89	1.68	+6%	Adjusted fully-diluted earnings per share (euros)	3.67	3.11	+18%
2,255.5	2,251.1	2,242.5	+1%	Fully-diluted weighted-average shares (millions)	2,252.3	2,242.6	—
3,923	5,398	3,941	—	Net income (Group share)	9,362	7,581	+23%
10,894	7,774	4,379	X2.5	Investments[4]	18,597	9,493	X2.0
1,926	907	1,080	+78%	Divestments	2,808	2,518	+12%
8,968	6,867	3,299	X2.7	Net investments	15,789	6,975	X2.3
7,288	7,817	6,280	+16%	Cash flow from operations	15,124	13,536	+12%
6,728	6,765	6,672	+1%	Adjusted cash flow from operations	13,499	11,927	+13%

3 Adjusted results (adjusted operating income, adjusted net operating income and adjusted net income) are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value from January 1, 2011, and, through June 30, 2010, excluding Total’s equity share of adjustments related to Sanofi. Adjusted cash flow from operations is defined as cash flow from operations before changes in working capital at replacement cost; adjustment items are on page 17 and the inventory valuation effect are explained on page 14.

4 Including acquisitions.

5 Dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

— Highlights since the beginning of the second quarter 2011

•	First production from phase 2 of the Greater Angostura gas field in Trinidad & Tobago

•	Launched Ekofisk South and Eldfisk II projects in the Norwegian North Sea

•	New gas and condensate discovery on the Aquio block in Bolivia

•	Third oil discovery on deep-offshore Block 17/06 in Angola

•	Acquired 25% share of the BC exploration permit in Qatar

•	Acquired 49% share of the Chelm and Werbkowice shale gas concessions in Poland

•	Acquired an additional 25% share of the Gorgoglione concession and two exploration licenses located in the same zone, increasing Total’s share to 75% of the Tempa Rossa field in Italy

•	Signed an agreement to sell most of Total’s UK marketing assets

•	Signed an agreement to sell Total’s interests in Gassled, a gas pipeline network in Norway

•	Successful public offer to acquire 60% of SunPower in the U.S.

— Results for the second quarter 2011

> Operating income

In the second quarter 2011, the Brent price averaged 117 $/b, an increase of 50% compared to the second quarter 2010 and 11% compared to the first quarter 2011. The European refining margin indicator (ERMI) averaged 16.3 $/t, a decrease of 48% compared to the second quarter 2010 and 34% compared to the first quarter 2011. The environment for the petrochemicals and specialty chemicals remained satisfactory.

The euro-dollar exchange rate averaged 1.44 $/€ in the second quarter 2011, 1.27 $/€ in the second quarter 2010 and 1.37 $/€ in the first quarter 2011. Expressed in euros, the Brent price averaged 81.3 €/b, an increase of 32% compared to the second quarter 2010.

In this environment, the adjusted operating income6 from the business segments was 5,896 M€, an increase of 8% compared to the second quarter 2010. Expressed in dollars, the increase was 22%.

The effective tax rate7 for the business segments was 59.3% in the second quarter 2011 compared to 53.7% in the second quarter 2010, essentially due to the lower weight of Downstream in the results, an increase in the effective tax rate for the Upstream related to income contribution mix effects, and an increase in UK petroleum taxes.

Adjusted net operating income from the business segments was 2,901 M€ compared to 2,960 M€ in the second quarter 2010, a decrease of 2%.

Expressed in dollars, adjusted net operating income from the business segments was 4.2 billion dollars (B$), an increase of 11% compared to the second quarter 2010.

6 Special items affecting operating income from the business segments had a negative impact of 63 M€ in the 2nd quarter 2011.

7 Defined as: (tax on adjusted net operating income) / (adjusted net operating income – income from equity affiliates, dividends received from investments and impairments of acquisition goodwill + tax on adjusted net operating income).

> Net income (Group share)

Adjusted net income was 2,794 M€ in the second quarter 2011 compared to 2,961 M€ in the second quarter 2010, a decrease of 6%. Expressed in dollars, adjusted net income increased by 7%.

Effective July 1, 2010, the Group no longer accounts for its interest in Sanofi as an equity affiliate. In the second quarter 2011, the Group received dividend income of 115 M€ after taxes from Sanofi. In the second quarter 2010, the contribution to the Group’s adjusted net income from its interest in Sanofi was 141 M€.

Adjusted net income excludes the after-tax inventory effect, special items and from January 1, 2011, the effect of changes in fair value8:

•	The after-tax inventory effect had a negative impact on net income of 74 M€ in the second quarter 2011 and a positive impact of 169 M€ in the second quarter 2010.

•	Changes in fair value had a negative impact on net income of 41 M€ in the second quarter 2011.

•	Special items had a positive impact on net income of 47 M€ in the second quarter 2011 and a positive impact on net income of 11 M€ in the second quarter 2010.

•	In the second quarter 2010, the Group’s share of adjustment items related to Sanofi had a negative impact on net income of 40 M€.

Net income (Group share) was 2,726 M€ compared to 3,101 M€ in the second quarter 2010.

The effective tax rate for the Group was 59.4% in the second quarter 2011.

Adjusted fully-diluted earnings per share, based on 2,255.5 million fully-diluted weighted-average shares, was €1.24 compared to €1.32 in the second quarter 2010, a decrease of 6%.

Expressed in dollars, adjusted fully-diluted earnings per share increased 6% to $1.78.

> Investments – divestments9

Investments, excluding acquisitions and including changes in non-current loans, were 3.5 B€ (5.0 B$) in the second quarter 2011 compared to 3.1 B€ (3.9 B$) in the second quarter 2010.

Acquisitions were 4.0 B€ (5.8 B$) in the second quarter 2011, comprised essentially of the acquisition of 12% of Novatek and 60% of SunPower.

Asset sales in the second quarter 2011 were 1.2 B€ (1.8 B$), including mainly the Group’s interest in its Cameroon E&P subsidiary, part of the Joslyn project in Canada and the sale of Sanofi shares.

Net investments10 were 6.2 B€ (9.0 B$) in the second quarter 2011 compared to 2.6 B€ (3.3 B$) in the second quarter 2010.

8 Adjustment items explained on page 14.

9 Detail shown on page 18.

10 Net investments = investments including acquisitions and changes in non-current loans – asset sales.

> Cash flow

Cash flow from operations was 5,064 M€ in the second quarter 2011 compared to 4,942 M€ the second quarter 2010. Expressed in dollars, cash flow from operations was 7.3 B$.

Adjusted cash flow from operations 11 was 4,675 M€, a decrease of 11% compared to the second quarter 2010. Expressed in dollars, adjusted cash flow from operations was 6.7 B$, an increase of 1%.

The Group’s net cash flow12 was a negative 1,168 M€ compared to a positive 2,346 M€ in the second quarter 2010. Expressed in dollars, the Group’s net cash flow was a negative 1.7 B$ in the second quarter 2011 compared to a positive 3.0 B$ in the second quarter 2010, reflecting essentially the significant level of acquisitions finalized during the quarter.

11 Cash flow from operations at replacement cost before changes in working capital.

12 Net cash flow = cash flow from operations - net investments.

— First half 2011 results

> Operating income

Compared to the first half 2010, the average Brent price increased by 44% to 111.1 $/b. The European refining margin indicator (ERMI) averaged 20.4 $/t compared to 30.4 $/t in the first half 2010. The environment for the petrochemicals and specialty chemicals remained generally favorable.

The euro-dollar exchange rate averaged 1.40 $/€ compared to 1.33 $/€ in the first half 2010. Expressed in euros, the Brent price averaged 79.2 €/b, an increase of 36% compared to the second half 2010.

In this environment, the adjusted operating income from the business segments was 12,265 M€, an increase of 23% compared to the first half 201013.

The effective tax rate for the business segments was 56.9% in the first half 2011 compared to 55.4% in the first half 2010.

Adjusted net operating income from the business segments was 6,264 M€ compared to 5,243 M€ in the first half 2010, an increase of 19%.

Expressed in dollars, adjusted net operating income from the business segments increased by 26%.

> Net income (Group share)

Adjusted net income was 5,898 M€ in the first half 2011, an increase of 12% compared to the 5,257 M€ in the first half 2010. Expressed in dollars, adjusted net income increased by 19%.

Effective July 1, 2010, the Group no longer accounts for its interest in Sanofi as an equity affiliate. In the first half 2011, the Group received dividend income of 115 M€ after taxes from Sanofi. In the first half 2010, the contribution to the Group’s adjusted net income from its interest in Sanofi was 290 M€.

Adjusted net income excludes the after-tax inventory effect, special items and from January 1, 2011, the effect of changes in fair value 14:

•	The after-tax inventory effect had a positive impact on net income of 872 M€ in the first half 2011 and a positive impact of 513 M€ in the first half 2010.
•	Changes in fair value had a positive impact on net income of 22 M€ in the first half 2011.
•

Special items had a negative impact on net income of 120 M€ in the first half 2011, comprised essentially of the increase in the deferred tax liability due to the change in UK taxes. Special items had a positive impact on net income of 25 M€ in the first half 2010.

•	In the first half 2010, the Group’s share of adjustment items related to Sanofi had a negative impact on net income of 81 M€.

Net income (Group share) was 6,672 M€ compared to 5,714 M€ in the first half 2010.

The Group did not buy back shares in the first half 2011. On June 30, 2011, there were 2,258.3 million fully-diluted shares compared to 2,243.6 on June 30, 2010.

Adjusted fully-diluted earnings per share, based on 2,252.3 million fully-diluted weighted-average shares, was €2.62 compared to €2.34 in the first half 2010, an increase of 12%.

Expressed in dollars, adjusted fully-diluted earnings per share was $3.67 compared to $3.11 in the first half 2010, an increase of 18%.

13 Special items affecting operating income from the business segments had a negative impact of 63 M€ in the first half 2011 and a negative impact of 74 M€ in the first half 2010.

14 Adjustment items explained on page 14.

> Investments – divestments15

Investments, excluding acquisitions and including changes in non-current loans, were 6.3 B€ (8.8 B$) in the first half 2011 compared to 5.5 B€ (7.3 B$) in the first half 2010.

Acquisitions were 6.5 B€ (9.2 B$) in the first half 2011, comprised essentially of the acquisition of interests in Fort Hills and Voyageur in Canada, an additional 7.5% interest in the GLNG project in Australia, a 12% stake in Novatek and 60% of SunPower.

Asset sales in the first half 2011 were 1.5 B€ (2.2 B$), essentially comprised of sales of Sanofi shares, the Group’s interest in its Cameroon E&P subsidiary and part of the Joslyn project in Canada.

Net investments were 11.3 B€ (15.8 B$) in the first half 2011, compared to 5.3 B€ (7.0 B$) in the first half 2010.

> Cash flow

Cash flow from operations was 10,778 M€ in the first half 2011, an increase of 6% compared to the first half 2010.

Adjusted cash flow from operations 16 was 9,620 M€, an increase of 7%. Expressed in dollars, adjusted cash flow from operations was 13.5 B$, an increase of 13%.

The Group’s net cash flow 17 was a negative 474 M€ compared to a positive 4,945 M€ in the first half 2010. Expressed in dollars, the Group’s net cash flow was a negative 0.7 B$ in the first half 2011.

The net-debt-to-equity ratio was 24.3% on June 30, 2011 compared to 22.7% on June 30, 201018, in line with the Group’s target range.

15 Detail shown on page 18.

16 Cash flow from operations at replacement cost before changes in working capital.

17 Net cash flow = cash flow from operations - net investments.

18 Detail shown on page 19.

— Analysis of business segment results

Upstream

> Environment – liquids and gas price realizations*

2Q11	1Q11	2Q10	2Q11 vs 2Q10		1H11	1H10	1H11 vs 1H10

117.0	105.4	78.2	+50%	Brent ($/b)	111.1	77.3	+44%

110.6	99.5	74.8	+48%	Average liquids price ($/b)	104.6	74.5	+40%

6.60	6.19	4.82	+37%	Average gas price ($/Mbtu)	6.39	4.94	+29%

76.9	71.7	54.8	+40%	Average hydrocarbons price ($/boe)	74.1	55.2	+34%

* consolidated subsidiaries, excluding fixed margin and buy-back contracts.

> Production

2Q11	1Q11	2Q10	2Q11 vs 2Q10	Hydrocarbon production	1H11	1H10	1H11 vs 1H10

2,311	2,371	2,359	-2%	Combined production (kboe/d)	2,341	2,393	-2%

1,197	1,293	1,327	-10%	• Liquids (kb/d)	1,245	1,350	-8%

6,077	5,880	5,549	+10%	• Gas (Mcf/d)	5,979	5,689	+5%

Hydrocarbon production was 2,311 thousand barrels of oil equivalent per day (kboe/d) in the second quarter 2011, a decrease of 2% compared to the second quarter 2010, essentially as a result of :

•	-3% for normal decline and scheduled maintenance, net of production ramp-ups on new projects,

•	+4.5% for changes in the portfolio, integrating net share of Novatek production and impact of various asset sales,

•	-2% for the price effect[19],

•	-2.5% for disruptions related to security conditions, mainly in Libya,

•	+1% for the end of OPEC reductions.

In the first half 2011, hydrocarbon production was 2,341 kboe/d, a decrease of 2% compared to the first half 2010, essentially as a result of :

•	-1.5% for normal decline and scheduled maintenance, net of production ramp-ups on new projects,

•	+2% for changes in the portfolio, integrating net share of Novatek production and impact of various asset sales,

•	-2% for the price effect[19],

•	-2% for disruptions related to security conditions, mainly in Libya,

•	+1.5% for the end of OPEC reductions.

19 Impact of changing hydrocarbon prices on entitlement volumes.

Results

2Q11	1Q11	2Q10	2Q11 vs 2Q10	In millions of euros	1H11	1H10	1H11 vs 1H10

5,390	5,821	4,607	+17%	Adjusted operating income*	11,211	8,768	+28%

2,457	2,849	2,203	+12%	Adjusted net operating income*	5,306	4,174	+27%

366	374	271	+35%	• includes income from equity affiliates	740	606	+22%

6,868	5,232	2,723	X2.5	Investments	12,100	5,866	X2.1

921	335	174	X5.3	Divestments	1,256	261	X4.8

5,605	4,643	4,154	+35%	Cash flow from operating activities	10,248	8,834	+16%

4,010	4,271	3,895	+3%	Adjusted cash flow	8,281	7,019	+18%

* detail of adjustment items shown in the business segment information annex to financial statements.

Adjusted net operating income from the Upstream segment was 2,457 M€ in the second quarter 2011 compared to 2,203 M€ in the second quarter 2010, an increase of 12%.

Expressed in dollars, the increase was 26%, reflecting mainly the increase in hydrocarbon prices.

The effective tax rate for the Upstream segment was 61.6% compared to 58.3% in the second quarter 2010, essentially due to income contribution mix effects as well as higher UK petroleum taxes. The effective tax rate for the Upstream segment was 57.6% in the first quarter 2011.

Adjusted net operating income from the Upstream segment in the first half 2011 was 5,306 M€ compared to 4,174 M€ in the first half 2010, an increase of 27%.

Expressed in dollars, adjusted net operating income from the Upstream segment was 7.4 B$, an increase of 34% compared to the first half 2010, reflecting essentially the increase in hydrocarbon prices.

The return on average capital employed (ROACE20) for the Upstream segment was 21% for the twelve months ended June 30, 2011, compared to 22% for the twelve months ended March 31, 2011, and 21% for the full year 2010.

The annualized second quarter 2011 ROACE for the Upstream segment was 22%.

20 Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

Downstream

> Refinery throughput and utilization rates*

2Q11	1Q11	2Q10	2Q11 vs 2Q10		1H11	1H10	1H11 vs 1H10

1,855	2,012	2,141	-13%	Total refinery throughput (kb/d)	1,934	2,067	-6%

692	745	784	-12%	• France	719	732	-2%

877	1,047	1,110	-21%	• Rest of Europe	962	1,080	-11%

286	220	247	+16%	• Rest of world	253	255	-1%

				Utilization rates**

75%	79%	78%		• Based on crude only	77%	75%

79%	85%	83%		• Based on crude and other feedstock	82%	80%

* includes share of CEPSA and, starting October 2010, of TotalErg

** based on distillation capacity at the beginning of the year

In the second quarter 2011, refinery throughput decreased by 13% compared to the second quarter 2010 and by 8% compared to the first quarter 2011, mainly due to scheduled turnarounds at the Grandpuits, Leuna and Antwerp refineries.

The utilization rate based on crude and other feedstock was 79% in the second quarter 2011 compared to 85% in the first quarter 2011 and 83% in the second quarter 2010.

In the first half 2011, refinery throughput decreased by 6% compared to the first half 2010, reflecting essentially the work at the Lindsey and Port Arthur refineries as well as the scheduled turnarounds in the second quarter.

> Results

2Q11	1Q11	2Q10	2Q11 vs 2Q10	in millions of euros (except the ERMI)	1H11	1H10	1H11 vs 1H10

16.3	24.6	31.2	-48%	European refining margin indicator - ERMI ($/t)	20.4	30.4	-33%

228	286	549	-58%	Adjusted operating income*	514	740	-31%

197	276	483	-59%	Adjusted net operating income*	473	638	-26%

23	24	44	-48%	• includes income from equity affiliates	47	58	-19%

462	264	562	-18%	Investments	726	1,018	-29%

28	23	11	X2.5	Divestments	51	38	+34%

7	1,158	1,042	n/a	Cash flow from operating activities	1,165	1,496	-22%

398	360	774	-49%	Adjusted cash flow	758	1,097	-31%

* detail of adjustment items shown in the business segment information annex to financial statements.

The European refining margin indicator (ERMI) averaged 16.3 $/t in the second quarter 2011, or approximately one-half of the 31.2 $/t average of the second quarter 2010.

Adjusted net operating income from the Downstream segment was 197 M€ in the second quarter 2011, compared to 483 M€ in the second quarter 2010. Expressed in dollars, adjusted net operating income from the Downstream segment was 284 M$ compared to 614 M$ in the second quarter 2010.

Adjusted net operating income from the Downstream segment in the first half 2011 was 473 M€, a decrease of 26% compared to the first half 2010. Expressed in dollars, adjusted net operating income from the Downstream segment in the first half 2011 was 664 M$, a decrease of 22% compared to the first half 2010. This decrease reflects essentially the unfavorable market conditions for refining and the reduced capacity of European refining during the second quarter due to maintenance.

The ROACE21 for the Downstream segment was 6% for the twelve months ended June 30, 2011, compared to 9% for the twelve months ended March 31, 2011, and 8% for the full year 2010.

The annualized second quarter 2011 ROACE for the Downstream segment was 5%.

21 Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

Chemicals

2Q11	1Q11	2Q10	2Q11 vs 2Q10	in millions of euros	1H11	1H10	1H11 vs 1H10

5,291	5,105	4,589	+15%	Sales	10,396	8,812	+18%

3,400	3,319	2,794	+22%	• Base chemicals	6,719	5,326	+26%

1,891	1,786	1,784	+6%	• Specialties	3,677	3,475	+6%

278	262	305	-9%	Adjusted operating income*	540	459	+18%

247	238	274	-10%	Adjusted net operating income*	485	431	+13%

132	119	149	-11%	• Base chemicals	251	193	+30%

118	121	124	-5%	• Specialties	239	241	-1%

209	171	144	+45%	Investments	380	238	+60%

12	14	328	-96%	Divestments	26	334	-92%

138	(144)	477	-71%	Cash flow from operating activities	(6)	387	n/a

336	289	418	-20%	Adjusted cash flow	625	646	-3%

* detail of adjustment items shown in the business segment information annex to financial statements.

In the second quarter 2011, the environment for Chemicals remained favorable, in line with the second quarter 2010.

Sales for the Chemical segment were 5.3 B€, an increase of 15% compared to the second quarter 2010.

The adjusted net operating income for the Chemicals segment was 247 M€ compared to 274 M€ in the second quarter 2010, which reflected strong petrochemical margins in Europe and the U.S. Results for the Specialty chemicals were in line with the strong results shown over recent quarters in a still favorable environment.

In the first half 2011, adjusted net operating income for the Chemicals segment was 485 M€ compared to 431 M€ in the first half 2010. The increase reflects essentially the progress made by the Base chemicals in a generally favorable environment with, in particular, an increased contribution from activities in Qatar.

The ROACE22 for the Chemicals segment was 12% for the twelve months ended June 30, 2011, stable compared to the twelve months ended March 31, 2011, and the full year 2010.

The annualized second quarter 2011 ROACE for the Chemicals segment was 13%.

22 Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

• TOTAL S.A. parent company accounts

Net income for TOTAL S.A., the parent company, was 3,157 M€ in the first half 2011, compared to 2,941 M€ in the first half 2010.

• Summary and outlook

The ROACE23 for the Group for the twelve months ended June 30, 2011, was 16% compared to 17% for the twelve months ended March 31, 2011 and 16% for the full year 2010. The annualized second quarter 2011 ROACE for the Group was 16%.

Return on equity for the twelve months ended June 30, 2011, was 19%.

In October 2010, Total announced that starting in 2011 the interim dividend would be paid on a quarterly basis. For the interim dividend related to the second quarter 2011, the Board of Directors at its meeting on July 28, 2011, decided to pay on December 22, 201124 an interim dividend of 0.57 euros per share.

Total announced that it would not seek a renewal of its Global Tax Consolidation status in France. Effective 2011, the Group will use the prevailing French tax law.

Since the start of the third quarter 2011, the Brent price has continued to trade around 110 $/b but the environment for European refining has remained difficult.

In the Upstream, while the first results from high-potential exploration wells are expected in the second half, the Group plans to sanction several major projects, notably in Australia and Russia, to pursue the development of major new producing areas. At the same time, the fourth quarter start-up of Pazflor in Angola is expected to contribute substantially to near-term production growth.

In the Downstream and Chemicals, the Group expects to benefit fully from its new deep-conversion unit at the Port Arthur refinery in the U.S. that was started up in the second quarter, while continuing to improve the competitiveness of its main Downstream-Chemicals platforms.

In the coming months, Total expects to finalize the pending acquisitions and asset sales in all of its operating segments, confirming its strategy of rebalancing its activities while maintaining the strength of its balance sheet.

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To listen to CFO Patrick de la Chevardière’s conference call with financial analysts today at 15:00 (Paris time) please log on to www.total.com or call +44 (0)207 162 0177 in Europe or +1 334 323 6203 in the U.S. For a replay, please consult the website or call +44 207 031 4064 in Europe or 1 954 334 0342 in the US (code : 897 455).

23 Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 20.

24 Ex-dividend date will be December 19, 2011.

This document does not constitute the Financial Report for the first half which will be separately published, in accordance with article L.451-1-2 III of the French Code monétaire et financier, and is available on our web site www.total.com or upon request at the company’s headquarters.

The June 30, 2011 notes to the consolidated financial statements are available on the Total web site (www.total.com).This document may contain forward-looking statements, including within the meaning of the Private Securities Litigation Reform Act of 1995, notably with respect to the financial condition, results of operations, business, strategy and plans of TOTAL.

Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Neither TOTAL nor any of its subsidiaries assumes any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group with the French Autorité des Marchés Financiers and the U.S. Securities and Exchange Commission (“SEC”).

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i) Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) Inventory valuation effect

The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

As from January 1, 2011, the effect of changes in fair value presented as an adjustment item reflects for some transactions differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

(iv) Until June 30, 2010, TOTAL’s equity share of adjustment items reconciling “Business net income” to Net income attributable to equity holders of Sanofi

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value as from January 1st, 2011 and excluding TOTAL’s equity share of adjustment items related to Sanofi until June 30, 2010.

Dollar amounts presented herein represent euro amounts converted at the average euro-dollar exchange rate for the applicable period and are not the result of financial statements prepared in dollars.

Cautionary Note to U.S. Investors – The SEC permits oil and gas companies, in their filings with the SEC, to separately disclose proved, probable and possible reserves that a company has determined in accordance with SEC rules. We may use certain terms in this presentation, such as resources, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File N° 1-10888, available from us at 2, place Jean Millier – La Défense 6 – 92078 Paris – La Défense Cedex, France, or at our Web site: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s Web site: www.sec.gov.

Second quarter and first half 2011 operating

information by segment

— Upstream

2Q11	1Q11	2Q10	2Q11 vs 2Q10	Combined liquids and gas production by region (kboe/d)	1H11	1H10	1H11 vs 1H10

475	582	577	-18%	Europe	528	612	-14%

628	691	752	-16%	Africa	659	749	-12%

571	581	515	+11%	Middle East	576	515	+12%

66	68	63	+5%	North America	67	65	+3%

190	185	184	+3%	South America	188	178	+6%

241	242	246	-2%	Asia-Pacific	241	250	-4%

140	22	22	x6.4	CIS	82	24	x3.4

2,311	2,371	2,359	-2%	Total production	2,341	2,393	-2%

605	500	434	+39%	Includes equity and non-consolidated affiliates	552	425	+30%

2Q11	1Q11	2Q10	2Q11 vs 2Q10	Liquids production by region (kb/d)	1H11	1H10	1H11 vs 1H10

240	263	258	-7%	Europe	251	280	-10%

484	551	611	-21%	Africa	517	616	-16%

321	325	309	+4%	Middle East	323	305	+6%

26	32	30	-13%	North America	29	31	-6%

73	82	76	-4%	South America	78	74	+5%

28	28	30	-7%	Asia-Pacific	28	31	-10%

25	12	13	+92%	CIS	19	13	+46%

1,197	1,293	1,327	-10%	Total production	1,245	1,350	-8%

331	325	298	+11%	Includes equity and non-consolidated affiliates	328	291	+13%

2Q11	1Q11	2Q10	2Q11 vs 2Q10	Gas production by region (Mcf/d)	1H11	1H10	1H11 vs 1H10

1,284	1,743	1,689	-24%	Europe	1,512	1,814	-17%

734	717	704	+4%	Africa	726	675	+8%

1,355	1,390	1,098	+23%	Middle East	1,372	1,143	+20%

226	204	191	+18%	North America	215	190	+13%

650	571	594	+9%	South America	611	574	+6%

1,209	1,202	1,220	-1%	Asia-Pacific	1,206	1,234	-2%

619	53	53	x11.7	CIS	337	59	X5.7

6,077	5,880	5,549	+10%	Total production	5,979	5,689	+5%

1,478	947	737	x2.0	Includes equity and non-consolidated affiliates	1,214	723	+68%

2Q11	1Q11	2Q10	2Q11 vs 2Q10	Liquefied natural gas	1H11	1H10	1H11 vs 1H10

3.34	3.38	3.00	+11%	LNG sales* (Mt)	6.73	5.85	+15%

* sales, Group share, excluding trading ; 2010 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2010 SEC coefficient.

— Downstream

2Q11	1Q11		2Q10	2Q11 vs 2Q10	Refined products sales by region (kb/d)*	1H11	1H10	1H11 vs 1H10

1,855	1,967	**	1,881	-1%	Europe	1,910	1,915	—

310	294		301	+3%	Africa	302	294	+3%

104	102		115	-10%	Americas	103	131	-21%

169	167		163	+4%	Rest of world	169	154	+10%

2,438	2,530		2,460	-1%	Total consolidated sales	2,484	2,494	—

1,341	1,187		1,526	-12%	Trading	1,264	1,258	—

3,779	3,717		3,986	-5%	Total refined product sales	3,748	3,752	—

* includes share of CEPSA and, starting October 2010, of TotalErg.

** corrected 1Q11 data

Adjustment items

• Adjustments to operating income from business segments

2Q11	1Q11	2Q10	in millions of euros	1H11	1H10

(63)	—	(24)	Special items affecting operating income from the business segments	(63)	(74)

—	—	—	• Restructuring charges	—	—

—	—	(8)	• Impairments	—	(8)

(63)	—	(16)	• Other	(63)	(66)

(87)	1,356	214	Pre-tax inventory effect : FIFO vs. replacement cost	1,269	700

(55)	84	—	Effect of changes in fair value	29	—

(205)	1,440	190	Total adjustments affecting operating income from the business segments	1,235	626

• Adjustments to net income (Group share)

2Q11	1Q11	2Q10	in millions of euros	1H11	1H10

47	(167)	11	Special items affecting net income (Group share)	(120)	25

205	11	63	• Gain on asset sales	216	192

—	—	(10)	• Restructuring charges	—	(10)

(47)	—	(6)	• Impairments	(47)	(65)

(111)	(178)	(36)	• Other	(289)	(92)

(74)	946	169	After-tax inventory effect : FIFO vs. replacement cost	872	513

(41)	63	—	Effect of changes in fair value	22	—

—	—	(40)	Equity share of adjustment items related to Sanofi*	—	(81)

(68)	842	140	Total adjustments to net income	774	457

* based on Total’s share in Sanofi of 5.7% at June 30, 2010. Effective July 1, 2010, Sanofi is no longer treated as an equity affiliate.

Effective tax rates

2Q11	1Q11	2Q10	Effective tax rate*	1H11	1H10

61.6%	57.6%	58.3%	Upstream	59.5%	59.1%

59.4%	55.6%	53.3%	Group	57.5%	55.0%

* tax on adjusted net operating income / (adjusted net operating income - income from equity affiliates, dividends received from investments, and impairments of acquisition goodwill + tax on adjusted net operating income).

Investments – Divestments

2Q11	1Q11	2Q10	2Q11 vs 2Q10	in millions of euros	1H11	1H10	1H11 vs 1H10

3,467	2,787	3,067	+13%	Investments excluding acquisitions*	6,254	5,494	+14%

242	217	221	+10%	• Capitalized exploration	459	420	+9%

210	(208)	170	+38%	• Changes in non-current loans**	2	281	n/a

4,008	2,529	305	x13.1	Acquisitions	6,537	1,522	X4.3

7,475	5,316	3,372	x2.2	Investments including acquisitions*	12,791	7,016	+82%

1,243	296	758	+64%	Asset sales	1,539	1,723	-11%

6,232	5,020	2,596	x2.4	Net investments	11,252	5,257	x2.1

2Q11	1Q11	2Q10	2Q11 vs 2Q10	expressed in millions of dollars ***	1H11	1H10	1H11 vs 1H10

4,989	3,813	3,898	+28%	Investments excluding acquisitions*	8,776	7,289	+20%

348	297	281	+24%	• Capitalized exploration	644	557	+16%

302	(285)	216	+56%	• Changes in non-current loans**	3	373	n/a

5,768	3,460	388	x14.9	Acquisitions	9,173	2,019	x4.5

10,757	7,272	4,285	x2.5	Investments including acquisitions*	17,948	9,309	+93%

1,789	405	963	+86%	Asset sales	2,160	2,286	-6%

8,968	6,867	3,299	x2.7	Net investments	15,789	6,975	x2.3

*	includes changes in non-current loans.
**	includes net investments in equity affiliates and non-consolidated companies + net financing for employees related stock purchase plans.
***	dollar amounts represent euro amounts converted at the average €-$ exchange rate for the period.

Net-debt-to-equity ratio

in millions of euros	6/30/2011	3/31/2011	6/30/2010

Current borrowings	12,289	11,674	8,521

Net current financial assets	(2,737)	(1,709)	(1,225)

Non-current financial debt	20,410	20,215	22,813

Hedging instruments of non-current debt	(1,756)	(1,352)	(1,812)

Cash and cash equivalents	(13,387)	(17,327)	(14,832)

Net debt	14,819	11,501	13,465

Shareholders’ equity	61,371	62,535	60,955

Estimated dividend payable	(1,248)	(3,832)	(2,547)

Minority interests	934	898	858

Equity	61,057	59,601	59,266

Net-debt-to-equity ratio	24.3%	19.3%	22.7%

2011 Sensitivities*

	Scenario	Change	Impact on adjusted operating income(e)	Impact on adjusted net operating income(e)

Dollar	1.30 $/€	+0.1 $ per €	-1.6 B€	-0.8 B€

Brent	80 $/b	+1 $/b	+0.27 B€ / 0.35 B$	+0.13 B€ / 0.17 B$

European refining margins ERMI	30 $/t	+1 $/t	+0.07 B€ / 0.09 B$	+0.05 B€ / 0.07 B$

* sensitivities are revised once per year upon publication of the previous year’s fourth quarter results. The impact of the €-$ sensitivity on adjusted operating income and adjusted net operating income attributable to the Upstream segment are approximately 80% and 75% respectively, and the remaining impact of the €-$ sensitivity is essentially in the Downstream segment.

Return on average capital employed

• Twelve months ended June 30, 2011

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group

Adjusted net operating income	9,729	1,003	911	11,643	11,450
Capital employed at 6/30/2010*	43,908	16,010	7,286	67,204	72,042
Capital employed at 6/30/2011*	46,671	14,921	7,938	69,530	72,843

ROACE	21.5%	6.5%	12.0%	17.0%	15.8%

*	at replacement cost (excluding after-tax inventory effect).

• Twelve months ended March 31, 2011

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group

Adjusted net operating income	9,475	1,289	938	11,702	11,599
Capital employed at 3/31/2010*	39,925	15,634	7,412	62,971	67,099
Capital employed at 3/31/2011*	44,528	14,527	7,681	66,736	70,579

ROACE	22.4%	8.5%	12.4%	18.0%	16.8%

*	at replacement cost (excluding after-tax inventory effect).

• Twelve months ended December 31, 2010

in millions of euros	Upstream	Downstream	Chemicals	Segments	Group

Adjusted net operating income	8,597	1,168	857	10,622	10,748
Capital employed at 12/31/2009*	37,397	15,299	6,898	59,594	64,451
Capital employed at 12/31/2010*	43,972	15,561	7,312	66,845	70,866

ROACE	21.1%	7.6%	12.1%	16.8%	15.9%

*	at replacement cost (excluding after-tax inventory effect).